Modified

                                FORM U-13-60


                                ANNUAL REPORT

                               For the Period

           Beginning January 1, 2001 and Ending December 31, 2001


                                   To The

                   U.S. Securities and Exchange Commission

                                     of

                        Select Energy Services, Inc.

                        A Subsidiary Service Company

                    Date of Incorporation:  June 19, 1990

                       State under which Incorporated:

                      The Commonwealth of Massachusetts

        Location of Principal Executive Offices of Reporting Company

                              24 Prime Parkway
                              Natick, MA 01760

             Report filed pursuant to Order dated July 27, 1990
                           in file number 70-7698

 Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                         Linda A. Jensen, Treasurer
                        Select Energy Services, Inc.
                              24 Prime Parkway
                              Natick, MA 01760





              INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60


     1. Number of Copies - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

     2. Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     3. Organization Chart - The company shall submit with each annual report a copy of its current organization chart.



                    LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS



                                                    Schedule or          Page
Description of Schedules and Accounts                 Acct. No.           No.
-------------------------------------               -----------          ----

   Description of the system of accounting                                 3

COMPARATIVE BALANCE SHEET                           Schedule I            4-5
-------------------------

   Company property                                 Schedule II            6
   Accumulated provision for depreciation and
      amortization of company property              Schedule III           7
   Accounts receivable and accounts
      receivable from associate companies           Schedule V             8
   Miscellaneous deferred debits                    Schedule IX            9
   Proprietary capital                              Schedule XI           10
   Long-term debt                                   Schedule XII          11
   Current and accrued liabilities                  Schedule XIII         12
   Notes to financial statements                    Schedule XIV         13-15

COMPARATIVE INCOME STATEMENT                        Schedule XV           16
----------------------------

   Analysis of billing - non-associate companies    Account 458           17
   Departmental analysis of salaries                Account 920           18
   Outside services employed                        Account 923          19-20
   Miscellaneous general expenses                   Account 930.2         21
   Rents                                            Account 931           22
   Taxes other than income taxes                    Account 408           23
   Notes to statement of income                     Schedule XVIII        24
     (included above)

ORGANIZATION CHART                                                        25
------------------


Annual Report of:  Select Energy Services, Inc.
for the Twelve Months Ended December 31, 2001


Description of the system of accounting employed by Select Energy Services,
Inc.:

Select Energy Services, Inc maintains its accounting books and records on a computer network using a general ledger software package developed by BST Consultants. The chart of accounts is a standard set developed for architectural and engineering firms. SESI's subsidiary, Select Energy Contracting Inc., maintains its records on CF Data System and for a portion of the year Timberline Systems using the standard chart of accounts developed within the general contracting business. Revenues and expenses are recorded on an accrual basis. A more detailed description of SESI's accounting policies can be found in the Notes to the Financial Statements.



ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
-------------------------------------------------------------------------------------------------------
ACCOUNT                 ASSETS AND OTHER DEBITS                         AS OF DECEMBER 31
-------------------------------------------------------------------------------------------------------
                                                                      2001           2000
       SERVICE COMPANY PROPERTY
       ------------------------
101    Service company property (Schedule II)                     $ 32,333,613   $  29,773,417
107    Construction work in progress (Schedule II)                   2,546,645            -
                                                                  ------------   -------------
           Total Property                                           34,880,258      29,773,417
                                                                  ------------   -------------
108    Less accumulated provision for depreciation and
       amortization of service company property (Schedule III)      10,373,471       7,062,916
                                                                  ------------   -------------
           Net Service Company Property                             24,506,787      22,710,501
                                                                  ------------   -------------
       INVESTMENTS
       -----------
123    Investments in associate companies (Schedule IV)                   -               -
124    Other investments (Schedule IV)                                    -               -
                                                                  ------------   -------------
           Total Investments                                              -               -
                                                                  ------------   -------------
       CURRENT AND ACCRUED ASSETS
       --------------------------
131    Cash                                                          3,161,154       5,833,119
134    Special deposits                                                   -               -
135    Working funds                                                       800           1,284
136    Temporary cash investments (Schedule IV)                           -               -
141    Notes receivable                                                   -               -
143    Accounts receivable                                          22,179,071      15,325,470
144    Accumulated provision of uncollectible accounts                    -               -
146    Accounts receivable from associate companies (Schedule V)        93,678         315,877
152    Fuel stock expenses undistributed (Schedule VI)                    -               -
154    Materials and supplies                                          267,089         494,536
163    Stores expense undistributed (Schedule VII)                        -               -
165    Prepayments                                                     736,156         628,827
174    Miscellaneous current and accrued assets (Schedule VIII)           -               -
                                                                  ------------   -------------
           Total Current and Accrued Assets                         26,437,948      22,599,113
                                                                  ------------   -------------
       DEFERRED DEBITS
       ---------------
181    Unamortized debt expense                                           -               -
184    Clearing accounts                                                  -               -
186    Miscellaneous deferred debits (Schedule IX)                  42,563,157      43,317,570
188    Research, development, or demonstration
       expenditures (Schedule X)                                          -               -
190    Accumulated deferred income taxes                               162,420          81,302
                                                                  ------------   -------------
           Total Deferred Debits                                    42,725,577      43,398,872
                                                                  ------------   -------------
           TOTAL ASSETS AND OTHER DEBITS                          $ 93,670,312   $  88,708,486
                                                                  ============   =============


ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
-------------------------------------------------------------------------------------------------------
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL                   AS OF DECEMBER 31
-------------------------------------------------------------------------------------------------------
                                                                      2001           2000
       PROPRIETARY CAPITAL
       -------------------
201    Common stock issued  (Schedule XI)                          $       100     $       100
211    Miscellaneous paid-in-capital (Schedule XI)                  24,900,074      24,900,199
215    Appropriated retained earnings (Schedule XI)                       -               -
216    Unappropriated retained earnings (Schedule XI)                2,931,063         574,591
                                                                   -----------     -----------
           Total Proprietary Capital                                27,831,237      25,474,890
                                                                   -----------     -----------
       LONG-TERM DEBT
       --------------
223    Advances from associate companies (Schedule XII)                   -               -
224    Other long-term debt (Schedule XII)                          34,445,503      27,433,170
225    Unamortized premium on long-term debt                              -               -
226    Unamortized discount on long-term debt-debit                       -               -
                                                                   -----------     -----------
           Total Long-Term Debt                                     34,445,503      27,433,170
                                                                   -----------     -----------

       CURRENT AND ACCRUED LIABILITIES
       -------------------------------
231    Notes payable                                                      -               -
232    Accounts payable                                              7,252,854       6,218,757
233    Notes payable to associate companies (Schedule XIII)         14,500,000      15,300,000
234    Accounts payable to associate companies (Schedule XIII)         130,517         651,611
236    Taxes accrued                                                   396,458         (68,961)
237    Interest accrued                                                744,420         757,077
238    Dividends declared                                                 -               -
241    Tax collections payable                                         280,395         220,332
242    Miscellaneous current and accrued
       liabilities (Schedule XIII)                                   7,646,951      12,309,896
                                                                   -----------     -----------
           Total Current and Accrued Liabilities                    30,951,595      35,388,712
                                                                   -----------     -----------
       DEFERRED CREDITS
       ----------------
253    Other deferred credits                                             -               -
255    Accumulated deferred investment tax credits                        -               -
                                                                   -----------     -----------
           Total Deferred Credits                                         -               -
                                                                   -----------     -----------
283    ACCUMULATED DEFERRED INCOME TAXES                               441,977         411,714
       ---------------------------------                           -----------     -----------

           TOTAL LIABILITIES AND PROPRIETARY CAPITAL               $93,670,312     $88,708,486
                                                                   ===========     ===========


                          ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                                     For the Year Ended December 31, 2001

                                    SCHEDULE II - SERVICE COMPANY PROPERTY

------------------------------------------------------------------------------------------------------------------------
                                             BALANCE AT                      RETIREMENTS                     BALANCE
                                             BEGINNING                           OR            OTHER         AT CLOSE
      DESCRIPTION                            OF YEAR         ADDITIONS          SALES        CHANGES(1)      OF YEAR
------------------------------------------------------------------------------------------------------------------------
SERVICE COMPANY PROPERTY
------------------------

Account
-------

301   ORGANIZATION   (1)                     $19,839,324   $     -          $    -           $2,044,402     $21,883,726

303   MISCELLANEOUS INTANGIBLE PLANT                -            -               -                 -               -

304   LAND AND LAND RIGHTS                          -            -               -                 -               -

305   STRUCTURES AND IMPROVEMENTS                   -            -               -                 -               -

306   LEASEHOLD IMPROVEMENTS                     130,787      144,479            -                 -            275,266

307   EQUIPMENT (2)                                 -            -               -                 -               -

308   OFFICE FURNITURE AND EQUIPMENT           4,301,600      624,686        (264,960)             -          4,661,326

309   AUTOMOBILES, OTHER VEHICLES
      AND RELATED GARAGE EQUIPMENT             2,667,338      355,366        (343,777)             -          2,678,927

310   AIRCRAFT AND AIRPORT EQUIPMENT                -            -               -                 -               -

311   OTHER SERVICE COMPANY
      PROPERTY (3)                             2,834,368         -               -                 -          2,834,368
                                             -----------   ----------       ---------        ----------     -----------
           SUB-TOTAL                          29,773,417    1,124,531        (608,737)        2,044,402      32,333,613
                                             -----------   ----------       ---------        ----------     -----------

107   CONSTRUCTION WORK IN
      PROGRESS (4)                                  -       2,546,645            -                 -          2,546,645
                                             -----------   ----------       ---------        ----------     -----------
           TOTAL                             $29,773,417   $3,671,176       $(608,737)       $2,044,402     $34,880,258
                                             ===========   ==========       =========        ==========     ===========

-------------------------------------------------------------------------------
(1)   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      Additional Goodwill associated with the purchase of Yankee Energy Services, Company, allocated by Northeast Utilities

(2) SUB-ACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE COMPANY SHALL PROVIDE A LISTING BY SUB-ACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR.

      Not applicable

(3)   DESCRIBE OTHER COMPANY PROPERTY:

      ENCORE Inservice Property consists of energy efficient fixtures and metering equipment installed in end-user facilities under a program sponsored by a New England utility company. SESI, Inc. is paid based on the savings generated by the fixtures over a specified period of time. The equipment remains the property of SESI, Inc. until the end of the contract and is amortized over the life of the contract.

(4)   DESCRIBE CONSTRUCTION WORK IN PROGRESS

      Federal Energy Savings Performance Contracts at Fort Munroe and Fort Sam Houston.



                          ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                                      For the Year Ended December 31, 2001

                                                  SCHEDULE III

                                    ACCUMULATED PROVISION FOR DEPRECIATION AND
                                     AMORTIZATION OF SERVICE COMPANY PROPERTY

------------------------------------------------------------------------------------------------------------------------
                                             BALANCE AT      ADDITIONS                        OTHER           BALANCE
                                             BEGINNING       CHARGED TO                    CHANGES ADD        AT CLOSE
      DESCRIPTION                            OF YEAR        ACCT 403/404       SALES       (DEDUCT) (1)       OF YEAR
------------------------------------------------------------------------------------------------------------------------
Account
-------
301    ORGANIZATION                          $1,002,111    $  918,582        $    -          $1,397,037      $3,317,730

303    MISCELLANEOUS INTANGIBLE PLANT              -             -                -                -               -

304    LAND AND LAND RIGHTS                        -             -                -                -               -

305    STRUCTURES AND IMPROVEMENTS                 -             -                -                -               -

306    LEASEHOLD IMPROVEMENTS                    29,501         1,500             -                -             31,001

307    EQUIPMENT                                   -             -                -                -               -

308    OFFICE FURNITURE AND FIXTURES          2,110,511       980,346         (225,645)            -          2,865,212

309    AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT           1,379,370       264,343         (204,630)            -          1,439,083

310    AIRCRAFT AND AIRPORT EQUIPMENT              -             -                -                -               -

311    OTHER SERVICE COMPANY
       PROPERTY                               2,541,423       169,232             -                -          2,710,655
                                             ----------    ----------        ---------       ----------     -----------
            TOTAL                            $7,062,916    $2,334,003        $(430,275)      $1,397,037     $10,363,681
                                             ==========    ==========        =========       ==========     ===========

-------------------------------------------------------------------------------
(1)    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:



                  ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                               For the Year Ended December 31, 2001


                               SCHEDULE V - ACCOUNTS RECEIVABLE AND
                           ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

-------------------------------------------------------------------------------------------------
                                                            BALANCE AT       BALANCE AT
                                                             BEGINNING          CLOSE
              DESCRIPTION                                     OF YEAR          OF YEAR
-------------------------------------------------------------------------------------------------

ACCOUNT 143 - ACCOUNTS RECEIVABLE FROM CLIENTS              $15,325,470      $22,179,071
                                                            -----------      -----------
                                 TOTAL                      $15,325,470      $22,179,071
                                                            ===========      ===========


ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

The Connecticut Light and Power Company                     $    15,742      $    24,370
Western Massachusetts Electric Company                             -              65,946
Select Energy, Inc.                                              46,048             -
Yankee Gas Services Company                                     254,087            3,362
                                                            -----------      -----------
                                 TOTAL                      $   315,877      $    93,678
                                                            ===========      ===========



                  ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                                For the Year Ended December 31, 2001

                                            SCHEDULE IX

                                    MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------------
                                                          BALANCE AT      BALANCE AT
                                                          BEGINNING         CLOSE
                             DESCRIPTION                   OF YEAR         OF YEAR
--------------------------------------------------------------------------------------
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Accrued Receivable for energy systems & design
contracts, net                                           $43,317,570    $42,563,157
                                                         -----------    -----------
                                TOTAL                    $43,317,570    $42,563,157
                                                         ===========    ===========



                  ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                               For the Year Ended December 31, 2001

                                             SCHEDULE XI

                                          PROPRIETARY CAPITAL

----------------------------------------------------------------------------------------------------------------
                                     NUMBER OF     PAR OR STATED          OUTSTANDING CLOSE OF PERIOD
ACCOUNT                                SHARES         VALUE               ----------------------------
NUMBER     CLASS OF STOCK            AUTHORIZED     PER SHARE             NO. OF SHARES   TOTAL AMOUNT
----------------------------------------------------------------------------------------------------------------
201     COMMON STOCK ISSUED             100           $1.00                     100       $100.00
----------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

----------------------------------------------------------------------------------------------------------------
            DESCRIPTION                                             AMOUNT
----------------------------------------------------------------------------------------------------------------
ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                      $24,900,000

ACCOUNT 212 - CURRENCY TRANSLATION ADJUSTMENT                             74

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                            None
                                                                 -----------
                                                    TOTAL        $24,900,074
                                                                 ===========

----------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
               Uniform Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

-----------------------------------------------------------------------------------------------------------
                                     BALANCE AT     NET INCOME                                BALANCE AT
                                     BEGINNING         OR          DIVIDENDS                    CLOSE
            DESCRIPTION               OF YEAR         (LOSS)         PAID        OTHER (1)     OF YEAR
-----------------------------------------------------------------------------------------------------------
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                 $574,590      $2,388,592      $   -         $(32,119)    $2,931,063
                                     --------      ----------      --------      --------     ----------
                            TOTAL    $574,590      $2,388,592      $   -         $(32,119)    $2,931,063
                                     ========      ==========      ========      ========     ==========


(1)  Allocation of benefits - Employee Stock Ownership Plan



                  ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                              For the Year Ended December 31, 2001

                                          SCHEDULE XII

                                         LONG-TERM DEBT


INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account
               224 -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

---------------------------------------------------------------------------------------------------------------------------
                                                                           BALANCE                               BALANCE
              TERMS OF OBLIG.        DATE                                    AT                                    AT
NAME OF       CLASS & SERIES         OF       INTEREST       AMOUNT       BEGINNING               DEDUCTIONS      CLOSE
CREDITOR      OF OBLIGATION        MATURITY     RATE       AUTHORIZED      OF YEAR     ADDITIONS      (1)        OF YEAR
---------------------------------------------------------------------------------------------------------------------------
ACCOUNT 223 - ADVANCES FROM
              ASSOCIATE
              COMPANIES:                                                               NONE
                                                         ==================================================================

ACCOUNT 224 - OTHER LONG-TERM DEBT

First Union  Certificate of
Cap. Mkt       Participator       8/15/22     7.625%     $26,477,000    $26,477,000    $     -     $  (498,000)   $25,979,000
ABB Energy   Project Secured
  Capital      Note               5/1/14      9.240%         986,735        956,170          -         (32,996)       923,174
ABB Energy   Project Secured
  Capital      Note               1/1/10      8.230%       8,036,076           -        8,036,076     (492,747)     7,543,329
                                                         -----------    -----------    ----------  -----------    -----------
    TOTAL OTHER LONG-TERM DEBT                           $35,499,811    $27,433,170    $8,036,076  $(1,023,743)   $34,445,503
                                                         ===========    ===========    ==========  ===========    ===========

(1) GIVE AN EXPLANATION OF DEDUCTIONS
    Payments made against principal balance


                  ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                                For the Year Ended December 31, 2001

                           SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------------------
                                                            BALANCE AT       BALANCE AT
                                                             BEGINNING          CLOSE
                             DESCRIPTION                      OF YEAR          OF YEAR
---------------------------------------------------------------------------------------------


ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES         $15,300,000      $14,500,000
                                                           -----------      -----------
                                                           $15,300,000      $14,500,000
                                                           ===========      ===========

---------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities Service Company                        $   651,611      $   130,517
                                                           -----------      -----------
                                                           $   651,611      $   130,517
                                                           ===========      ===========

---------------------------------------------------------------------------------------------

ACCOUNT 241 - TAX COLLECTIONS PAYABLE                      $   220,332      $   280,395
                                                           -----------      -----------
                                                           $   220,332      $   280,395
                                                           ===========      ===========

---------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES

Accrued Audit Fee                                          $   118,903      $    56,550
Accrued Legal                                                  125,837           12,478
Accrued Incentive Expense                                    1,418,653          795,441
Accrued Accounts Payable                                       514,800        1,536,992
Accrued Lighting Maintenance                                    40,124           33,050
Reserve for energy savings guarantee                           664,000          897,379
Deferred Compensation                                          495,887          908,595
Deferred Revenue:ESPC Projects                                 230,628        1,035,641
Notes Payable-Other                                          2,066,022        1,103,254
Vehicle Loans                                                  431,930          258,680
Accrued  Interest                                               84,323          162,711
Accrued Warranty                                                90,184          109,537
Accrued Termination Fees                                       600,000          450,000
Accrued Payroll                                                122,665          256,413
Construction Loans                                           5,247,155             -
Miscellaneous (3 Items)                                         58,785           30,230
                                                           -----------       ----------
                                                           $12,309,896       $7,646,951
                                                           ===========       ==========




                  ANNUAL REPORT OF SELECT ENERGY SERVICES, INC.
                                  AND SUBSIDIARIES

                  For the Twelve Months Ended December 31, 2001

                                   SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:    The space below is provided for important notes regarding
                 the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

(1) Summary of Significant Accounting Policies

     (a) General
     Select Energy Services, Inc. (the "Company or SESI"), formerly HEC, a wholly-owned subsidiary of Northeast Utilities Enterprises, Inc. ("NUEI"), provides design and energy services for engineering and installation of energy efficient equipment. The consolidated statements of the Company include the accounts of wholly-owned subsidiaries, HEC Energy Consulting Canada Inc., Select Energy Contracting Inc., HEC/Tobyhanna Energy Project LLC, HEC/CJTS Energy Center, LLC and Reed's Ferry Supply Co., Inc. SESI's subsidiary, Select Energy Contracting, Inc purchased the assets of Yankee Energy Services Company in May 2000. In November 2000, SESI dissolved its subsidiary Southwest HEC LLC, and in December 2001, SESI dissolved its subsidiary HEC Energy Consulting Canada, Inc. Significant intercompany transactions have been eliminated in consolidation.

     (b) Revenue Recognition
     Revenues include amounts earned under contracts for the design and installation of energy systems and the realization of energy savings. Certain revenues are recognized by the percentage-of-completion method as work progresses for contracts in process. Other revenues are recognized as savings are realized by customers. Losses on contracts are fully recognized in the period they become estimable.

     (c)  Depreciation
     Depreciation and amortization are provided using straight-line methods over the estimated useful lives of the assets.

(2)  Short-Term Debt
     The Company is a participant in the Northeast Utilities system Money Pool (Pool). As a limited participant, SESI is limited to borrowing funds provided by NU parent. The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. Northeast Utilities Service Company (a wholly-owned subsidiary of NU) administers the Pool as agent for the member companies. Borrowing based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2001 and 2000, SESI had approximately $14,500,000 and $15,300,000 in borrowings at 1.52 and 5.41 percent respectively, from the Pool.

(3)  Long-Term Debt
     In connection with an energy savings performance contract, SESI sold $26,477,000 of Certificates of Participation in the cash flow from the contract. The Certificates bear a fixed rate of interest of 7.625% and are to be repaid semi-annually over a 22 year period. Under the Trust Indenture, the $26,477,000 was funded into escrow with interest only payable until February 15, 2001. ABB Energy Capital Partners purchased the cash flow from two other federal energy savings contracts for $956,170, and $8,036,076. The debt is to be paid back over 14.5 and 9.5 years respectively with interest rates of 9.24% and 8.23%.

(4)  Defined Contribution Plan
     The Company with the exception of Select Energy Contracting, Inc. (SECI) New Hampshire division employees participates in NU's 401(k) plan which covers substantially all employees. Eligible employees may contribute up to 16% of their compensation to the plan, and the Company will contribute up to 3% of each employee's compensation. Employees become vested in contributions after six months of employment. Select Energy Contracting, Inc. New Hampshire division participates in its own 401(k) plan which covers substantially all employees. Eligible employees may contribute up to 25% of their compensation to the plan, and SECI contributes up to 4% of each employee's compensation. Employees become vested in contributions by specified percentages over a seven year period.

(5)  Leases
     The Company has certain operating leases for offices and equipment expiring at various dates through 2006. During 2001 and 2000, SESI charged approximately $1,236,000 and $1,050,000 respectively, in operating lease rental payments to operating expense. Future minimum rentals payable for operating leases are as follows:

                    2002      $1,116,904
                    2003      $  867,888
                    2004      $  542,063
                    2005      $  253,028
                    2006      $  241,361

          ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                         FOR THE YEAR ENDED DECEMBER 31, 2001

                                    SCHEDULE XV

                             COMPARATIVE INCOME STATEMENT

---------------------------------------------------------------------------------------
  ACCOUNT         DESCRIPTION                                  2001            2000
---------------------------------------------------------------------------------------
           INCOME
           ------
    457    Services rendered to associate companies         $    188,449    $   637,702
    458    Services rendered to nonassociate companies       101,349,931     80,375,551
    421    Miscellaneous income or loss                          445,719      1,570,244
                                                            ------------    -----------
                                     Total Income           $101,984,099    $82,583,497
                                                            ============    ===========

           EXPENSE
           -------
    904    Reserve for uncollectible accounts                     56,057        326,016
    920    Salaries and wages                                 23,530,728     18,545,096
    921    Office supplies and expenses                       39,935,161     19,822,126
    922    Administrative expense transferred-credit                -              -
    923    Outside services employed                          28,042,692     34,372,081
    924    Property insurance                                    295,308        181,143
    925    Injuries and damages                                  251,529        146,309
    926    Employee pensions and benefits                        598,253        487,026
    928    Regulatory commission expense                            -              -
    930.1  General advertising expenses                           97,426         73,194
    930.2  Miscellaneous general expenses                        404,343        355,361
    931    Rents                                               1,235,870      1,048,194
    935    Maintenance of structures and equipment               475,408        461,536
    403    Depreciation and amortization expense               1,415,421      1,167,901
    404    Amortization - organization costs                     918,582        983,445
    408    Taxes other than income taxes                         946,601        942,002
    409    Income taxes                                        2,084,734      1,219,364
    411    Provision for deferred income taxes                  (348,080)      (209,069)
    419.04 Interest income                                    (4,309,022)          -
    421.1  Gain on disposition of property                        (2,103)          -
    421.2  Loss on disposition of property                        30,397           -
    427    Interest on long-term debt                               -              -
    428    Amortize debt expenses                                   -              -
    430    Interest on debt to associate companies               460,254        351,382
    431    Other interest expense                              3,476,248      1,597,212
                                                            ------------    -----------
                                     Total Expense            99,595,807     81,870,319
                                                            ------------    -----------
                         Net Income                         $  2,388,292    $   713,178
                                                            ============    ===========


          ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                        For the Year Ended December 31, 2001

                                 ANALYSIS OF BILLING

                                NONASSOCIATE COMPANIES
                                    ACCOUNT 458

----------------------------------------------------------------------------------------
                                                 EXCESS             TOTAL
                                    TOTAL          OR               AMOUNT
DESCRIPTION                          COST      DEFICIENCY           BILLED
----------------------------------------------------------------------------------------
                                                 458-4
                                  ---------    ---------        ------------
Energy Management Services        $            $    -           $ 43,615,806
Demand Side Management Services                                       35,603
Consulting Services                                                1,187,694
Mechanical Contracting                                            56,510,828
                                  ---------    ---------        ------------
                                  $            $    -           $101,349,931
                                  =========    =========        ============

INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

Energy Management Services:
Engineering and installation of energy conservation measures.

Demand Side Management Services:
Engineering and consulting services in the design, implementation, and evaluation of demand side management programs.

Consulting Services:
Other Engineering and design services.

Mechanical Contracting:
Installation of Plumbing, HVAC equipment, controls and the servicing of HVAC equipment.





          ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                       For the Year Ended December 31, 2001

                         DEPARTMENTAL ANALYSIS OF SALARIES
                         ---------------------------------

NAME OF DEPARTMENT                              NUMBER OF
OR SERVICE FUNCTION           SALARY EXPENSE    PERSONNEL
--------------------------------------------------------------------

ADMINISTRATION                  $ 5,143,983          51

ENGINEERING                       3,454,012          58

FIELD                            13,696,072         300

MARKETING                         1,236,661          29
                                -----------         ---

TOTAL                           $23,530,728         438
                                ===========        ====



          ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                    For Twelve Months Ended December 31, 2001

                             OUTSIDE SERVICES EMPLOYED
                                    ACCOUNT 923


       FROM WHO           "A"-ASSOCIATE                   DESCRIPTION
       PURCHASED         "NA"-NONASSOCIATE  AMOUNT        OF SERVICES
---------------------------------------------------------------------

SUBCONTRACTOR SERVICES
----------------------
RDS, LTD                       NA        $   309,386   Mechanical Contractor
Champion Energy                NA          2,048,255   Mechanical Contractor
Birkel Downes                  NA            330,846   Mechanical Contractor
Empire Northeast               NA            403,025   Mechanical Contractor
Johnson Howard                 NA            509,199   Mechanical Contractor
Siemens Building               NA          1,314,085   Mechanical Contractor
More Contracting               NA            256,746   Mechanical Contractor
Technical Building             NA            571,591   Mechanical Contractor
Practical Energy Solution      NA            577,524   Mechanical Contractor
Enron Building Services        NA            755,728   Mechanical Contractor
The Limbach Group              NA          1,447,914   Mechanical Contractor
Harry Grodsky                  NA          1,401,134   Mechanical Contractor
JB Rogers                      NA          1,691,098   Mechanical Contractor
Select Energy Contracting       A          3,075,582   Mechanical Contractor
DCNE                           NA            427,586   Mechanical Contractor
FW Webb                        NA            321,046   Mechanical Contractor
Stanley Consultant             NA            284,340   Mechanical Contractor
Northeast Generation            A            226,740   Mechanical Contractor
DiRienzo Mechanical            NA            367,885   HVAC Contractor
KMK Insulation                 NA            603,634   Insulation Subcontractor
Mechanical Plumbing/Heati      NA            292,617   Plumbing Subcontractor
65 Vendors                     NA            151,777
                                         -----------
SUBTOTAL SUBCONTRACTORS                  $17,367,738
                                         -----------

SUBCONTRACTOR SUPPLIERS
-----------------------
Haley's Metal Shop             NA          1,196,315   Plumbing Supplier
York International             NA            405,321   HVAC Supplier
Hamilton Sheet Metal           NA            316,135   Plumbing Supplier
Tobey Sheet Metal              NA            324,163   Plumbing Supplier
AAON                           NA            429,425   HVAC Supplier
American Networks              NA            714,531   HVAC Supplier
Carrier Northeast              NA            316,637   HVAC Supplier
New Haven Windustrial          NA            307,318   HVAC Supplier
DL Peterson Trust              NA            391,458   Gasoline Supplier
Seasons-4                      NA            369,000   HVAC Supplier
Techniverde, LLC               NA            324,306   HVAC Supplier
Trane Co                       NA          1,854,956   HVAC Supplier
Independent Pipe & Supply      NA            389,166   Plumbing Supplier
DCNE                           NA            427,586   Plumbing Supplier
Thompson-Durkee Co.            NA            546,840   Plumbing Supplier
FW Webb                        NA            321,046   Plumbing Supplier
Andover Controls Corp          NA            450,670   Automation Supplier
                                          ----------
SUBTOTAL SUBCONTRACTOR SUPPLIERS          $9,084,873
                                          ----------


          ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                   For Twelve Months Ended December 31, 2001

                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923


       FROM WHO           "A"-ASSOCIATE                   DESCRIPTION
       PURCHASED         "NA"-NONASSOCIATE  AMOUNT        OF SERVICES
-------------------------------------------------------------------------------
CONSULTING SERVICES
-------------------
Stanley Consultants            NA        $   286,340
Thirty Vendors                 NA            758,108
                                          ----------
SUBTOTAL CONSULTING SERVICES               1,044,448
                                          ----------

LEGAL SERVICES
--------------
Three Vendors                  NA             79,644


AUDITING SERVICES
-----------------
Arthur Andersen                NA            116,585


OTHER PROFESSIONAL SERVICES
---------------------------
Five Vendors                   NA            349,404
                                         -----------
TOTAL OUTSIDE SERVICES EMPLOYED          $28,042,692
                                         ===========


          ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                       For the Year Ended December 31, 2001

                          MISCELLANEOUS GENERAL EXPENSES
                                   ACCOUNT 930.2


INSTRUCTIONS:  Provide a listing of the amount included in Account 930,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441(b)(2)) shall be separately classified.

-----------------------------------------------------------------------------
DESCRIPTION                                                  AMOUNT
-----------------------------------------------------------------------------

Utilities                                                   $126,284
Miscellaneous                                                 67,053
Recruiting                                                   211,006
                                                            --------
                           TOTAL                            $404,343
                                                            ========



          ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                         For the Year Ended December 31, 2001

                                         RENTS
                                      ACCOUNT 931


INSTRUCTIONS:  Provide a listing of the amount included in "Rents,"
               classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

---------------------------------------------------------------------------
              TYPE OF PROPERTY                              AMOUNT
---------------------------------------------------------------------------

Office space                                               $1,148,280
Equipment rental                                               87,590
                                                           ----------
                                             TOTAL         $1,235,870
                                                           ==========


          ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                         For the Year Ended December 31, 2001

                             TAXES OTHER THAN INCOME TAXES
                                      ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
               Income Taxes." Separate the analysis into two groups:
               (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

---------------------------------------------------------------------------
                KIND OF TAX                                AMOUNT
---------------------------------------------------------------------------

(1) Other Than U.S. Government Taxes:

    City & County Taxes                                     $ 20,643
    State Franchise Taxes                                     30,366
    State Unemployment Taxes                                  70,803
                                                            --------
               Sub-Total                                    $121,812
                                                            --------

(2) U.S. Government Taxes:

    Employer's FICA Taxes                                   $780,653
    Federal Unemployment Taxes                                44,136
                                                            --------
               Sub-Total                                     824,789
                                                            --------
                                                TOTAL       $946,601
                                                            ========





          ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                       For the Year Ended December 31, 2001

                                   SCHEDULE XVIII


                            NOTES TO STATEMENTS OF INCOME


INSTRUCTIONS:  The space below is provided for important notes regarding the the financial statements of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on pages 13 through 15.



                             SELECT ENERGY SERVICES, INC.


                                   James Redden, PE
                                      President

SECI                             Corporate                SESI
----                             ---------                ----
Don Burbank                      Linda Jensen, CFO        Britta MacIntosh, PE
President:  SECI - CT            Michael Cassella         Director of Business Development
                                 David Dayton
Dennis Morrisette                                         Alan Giantomaso, PE
President:  SECI - NH                                     Director of Operations



                    ANNUAL REPORT OF:  SELECT ENERGY SERVICES,  INC.

                                    SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and in accordance with release numbers 22719, and order numbers File No. 70-7698, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                          Select Energy Services,
                          Inc. and Subsidiaries
                          ----------------------
                       (Name of Reporting Company)



             By: /s/ Linda A. Jensen
                 ------------------------------
                 (Signature of Signing Officer)



                  Linda A. Jensen, Vice President -
                  Finance, Treasurer and Clerk
                  ----------------------------------
              (Printed Name and Title of Signing Officer)




Date:  April 19, 2002
       --------------